                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                           INTERLEUKIN GENETICS, INC.
     -----------------------------------------------------------------------
                                (Name of issuer)


                      COMMON STOCK, NO PAR VALUE PER SHARE
     -----------------------------------------------------------------------
                         (Title of class of securities)

                                    458738101
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                                 (CUSIP number)


                                  Cathy M. Fine
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                 April 6, 2001**
     -----------------------------------------------------------------------
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13Gto report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This filing is a voluntary disclosure.

------------------------     --------------------
CUSIP No. 458738101           Page 1 of 5 Pages


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================================================================================
     1    NAME OF REPORTING PERSON'S S.S. OR I.R.S. IDENTIFICATION NO.
          (entities only)
          ###-##-####
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a) / /
                           (b) /X/
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     3    SEC USE ONLY
--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*
          PF
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          / /
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Connecticut
--------------------------------------------------------------------------------
   NUMBER OF SHARES      7    SOLE VOTING POWER
     BENEFICIALLY                  1,641,000
       OWNED BY        ---------------------------------------------------------
         EACH            8    SHARED VOTING POWER
      REPORTING                    -0-
     PERSON WITH       ---------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                                   1,641,000
                       ---------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
               1,641,000
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES* / /
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               7.7%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*
               IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 458738101                   13D                      Page 2 of 5 Pages

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Item 1.   Security And Issuer.
          --------------------

     This statement relates to the shares ("Shares") of common stock, no par value ("Common Stock"), of Interleukin Genetics, Inc. ("Issuer"). The principal executive offices of the Issuer are located at 135 Beaver Street, Waltham, Massachusetts.

Item 2.   Identity and Background.
          ------------------------

     (a) Name: Cathy Fine(the "Reporting Person").

     (b) The principal business address of the Reporting Person is 131 Talmadge Hill Road, New Canaan, CT 06840.

     (c) The present principal business of the Reporting Person is private investor.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of Connecticut.


CUSIP No. 458738101                   13D                      Page 3 of 5 Pages


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Item 3.  Source And Amount Of Funds Or Other Consideration.
         --------------------------------------------------

     Mrs. Fine used her personal funds for this purchase.

Item 4.  Purpose Of Transaction.
         -----------------------

     The purpose of the acquisition of these shares is for investment purposes. The Reporting Person may acquire additional shares or dispose of shares from time to time. Also, the Reporting Person reserves the right to change investment intentions based upon circumstances. Currently, the Reporting Person has no plan or proposal which relates to the following (although she reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer: (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors;(v) a material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5.  Interest In Securities Of The Issuer.
         -------------------------------------

     Cathy M. Fine is the beneficial owner of 1,641,000 shares of the Issuer's Common Stock (representing 7.7% of the issued and outstanding Common Stock). Of these 1,641,000 shares, Mrs. Fine has sole voting and dispositive power over 1,641,000 shares.

CUSIP No. 458738101                   13D                      Page 4 of 5 Pages

     During the last 60 days the following shares were acquired by the Reporting
Person:

     Between February 1, 2001 and February 14, 2001, Mrs. Fine acquired 35,000 shares of the Issuer's common stock through open market purchases at an average price of $3.25 per share.

     On April 6, 2001, Mrs. Fine exercised her warrant to acquire 803,000 shares of the Issuer's common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships With
         Respect To Securities Of The Issuer.
         ---------------------------------------------------------------------

     There is no contract between the Reporting Persons or any other person with respect to any securities of the Issuer including, but not limited to transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or holding of proxies, except as described herein.


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 18, 2001



                                              By:  /s/ Cathy M. Fine
                                                 ------------------------------
                                                   Cathy M. Fine

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CUSIP No. 458738101                   13D                      Page 5 of 5 Pages